SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated for the month of February, 2009

Copa Holdings, S.A.
(Translation of Registrant's Name Into English)

Boulevard Costa del Este, Avenida Principal y Avenida de la Rotonda
Urbanización Costa del Este
Complejo Business Park, Torre Norte
Parque Lefevre
Panama City, Panama
 (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82- _______)

 Enclosure: Press Release - Copa Holdings Reports Net Income of US$51.9 Million for the Fourth Quarter of 2008 and US$152.2 Million for Full Year 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Copa Holdings, S.A.
(Registrant)

Date: 02/19/2009
	By:	/s/ Victor Vial
Name: Victor Vial
Title: CFO

Copa Holdings Reports Net Income of US$51.9 Million for the Fourth Quarter of 2008 and US$152.2 Million for Full Year 2008

Panama City, Panama — February 19, 2009.  Copa Holdings, S.A. (NYSE: CPA), parent company of Copa Airlines and Aero Republica, today announced financial results for the fourth quarter of 2008 (4Q08) and full year 2008. The terms “Copa Holdings" or "the Company" refers to the consolidated entity, whose operating subsidiaries are Copa Airlines and Aero Republica. The following financial and operating information, unless otherwise indicated, is presented in accordance with US GAAP.  Unless otherwise stated, all comparisons with prior periods refer to the fourth quarter of 2007 (4Q07).

OPERATING AND FINANCIAL HIGHLIGHTS

•
Copa Holdings reported net income of US$51.9 million for 4Q08 or diluted earnings per share (EPS) of US$1.20, as compared to net income of US$35.5 million or diluted EPS of US$0.82 in 4Q07.  Excluding special items, which for 4Q08 include a US$12.2 million non-cash charge associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of $64.1 million, or $1.48 per share.  See the accompanying reconciliation of non-GAAP financial information to GAAP financial information included in financial tables section of this earnings release.

•
Net income for full year 2008 reached US$152.2 million or diluted EPS of US$3.50, compared to US$161.8 million or diluted EPS of US$3.72 for full year 2007.  Excluding special items, which for 2008 include a US$20.2 million non-cash charge associated with the mark-to-market of fuel hedge contracts, Copa Holdings would have reported an adjusted net income of $172.4 million, or $3.97 per share.

•
The company reported record operating income for 4Q08, reaching US$84.0 million, a 95.5% increase compared to operating income of US$43.0 million recorded in 4Q07. Operating margin increased 9.2 percentage points, from 15.1% in 4Q07 to 24.3% in 4Q08, mainly due higher unit revenues.

•
The Company reported operating income of US$224.0 million for full year 2008, a 13.4% increase as compared to operating income of US$197.5 million in 2007. Operating margin for 2008 reached 17.4%, one of the best margins in the airline industry.

•	Total revenues for 4Q08 increased 21.6% to US$346.1 million. Yield per passenger mile increased 6.0% to 18.5 cents and operating revenue per available seat mile (RASM) increased 5.8% to 14.6 cents.

•	For 4Q08 consolidated passenger traffic grew 15.5% while capacity increased 15.0%. As a result, consolidated load factor for the quarter increased 0.3 percentage points to 74.1%.

•
Operating cost per available seat mile (CASM) decreased 5.7%, from 11.7 cents in 4Q07 to 11.0 cents in 4Q08.  CASM, excluding fuel costs and special items, decreased 5.4% from 7.6 cents in 4Q07 to 7.2 cents in 4Q08, mainly due to lower average commissions.

•
The company ended the year with a strong cash position, totaling US$408.1 million in cash, short term and long term investment, which represent approximately 32% of last twelve months´ revenues.  This figure includes US$47.3 million in restricted cash, of which $39.7 million are collateral for out-of-money hedge contracts related to future quarters.  Additionally, the company has committed lines of credit totaling $31.1 million.

•
In 4Q08, Copa Airlines began service to three new destinations:  Oranjestad (Aruba), Valencia (Venezuela) and Santa Cruz (Bolivia). Copa Airlines´ network currently serves 45 destinations in 24 countries in the Americas – by far, the most extensive network for intra-Latin American travel.

•
During the fourth quarter, Copa Airlines took delivery of two Embraer-190 aircraft.  Copa Airlines ended the year with a fleet of 42 aircraft, consisting of 27 Boeing 737 Next Generation aircraft and 15 Embraer-190 aircraft. Copa Holdings ended the year with a consolidated fleet of 55 aircraft.

•
For 2008, Copa Airlines reported on-time performance of 87.5% and a flight-completion factor of 99.6%, maintaining its position among the best in the industry.  Additionally, Aero Republica’s on- time performance came in at 84.2%, leading the Colombian market both in domestic and international on-time performance.

Consolidated Financial & Operating Highlights	4Q08	Variance vs. 4Q07	Variance vs. 3Q08	FY 2008	Variance vs. 2007
RPMs (millions)	1,760	15.5%	-1.1%	6,717	14.6%
ASMs (mm)	2,375	15.0%	3.3%	8,845	11.7%
Load Factor	74.1%	0.3 p.p.	-3.3 p.p.	75.9%	1.9 p.p.
Yield	18.5	6.0%	-0.3%	18.1	9.8%
PRASM (cents)	13.7	6.5%	-4.5%	13.8	12.7%
RASM (cents)	14.6	5.8%	-4.0%	14.6	12.3%
CASM (cents)	11.0	-5.7%	-13.1%	12.0	14.9%
Adjusted CASM (cents) (1)	11.0	-3.1%	-13.1%	12.0	14.7%
Adjusted CASM Excl. Fuel (cents) (1)	7.2	-5.4%	-1.2%	7.5	4.6%
Breakeven Load Factor	56.9%	-4.1 p.p.	-7.6 p.p.	63.0%	8.5 p.p.
Operating Revenues (US$ mm)	346.1	21.6%	-0.8%	1,288.8	25.5%
EBITDAR (US$ mm) (2)	94.0	30.2%	47.0%	301.0	2.4%
Adjusted EBITDAR (US$ mm) (2)(3)	106.1	44.3%	33.7%	321.2	13.0%
EBITDAR Margin (2)	27.1%	1.8 p.p.	8.8 p.p.	23.4%	-5.3 p.p.
Adjusted EBITDAR Margin (2)(3)	30.7%	4.8 p.p.	7.9 p.p.	24.9%	-2.7 p.p.
Operating Income (US$ mm)	84.0	95.5%	47.3%	224.0	13.4%
Adjusted Operating Income (US$ mm)(1)	84.0	70.5%	47.3%	224.0	13.8%
Operating Margin	24.3%	9.2 p.p.	7.9 p.p.	17.4%	-1.8 p.p.
Adjusted Operating Margin (1)	24.3%	7.0 p.p.	7.9 p.p.	17.4%	-1.8 p.p.
Net Income (US$ mm)	51.9	46.1%	71.1%	152.2	-6.0%
Adjusted Net Income (US$ mm) (3)	64.1	73.7%	39.8%	172.4	13.4%
EPS - Basic (US$)	1.20	45.3%	71.1%	3.53	-6.5%
Adjusted EPS - Basic (US$) (3)	1.48	72.7%	39.8%	4.00	12.8%
EPS - Diluted (US$)	1.20	46.1%	71.4%	3.50	-5.9%
Adjusted EPS - Diluted (US$) (3)	1.48	73.6%	40.1%	3.97	13.4%
Weighted Avg. # of Shares - Basic (000)	43,195	0.6%	0.0%	43,143	0.5%
Weighted Avg. # of Shares - Diluted (000)	43,426	0.1%	-0.1%	43,440	-0.1%

1)  Adjusted Operating Income and Adjusted CASM exclude for full year 2007 a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value and special charges of US$6.3 million for 4Q07and  US$7.3 million for full year 2007 related to the early termination of MD-80 aircraft leases as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.
(2) EBITDAR means earnings before interest, taxes, depreciation, amortization and rent.
(3) Adjusted EBITDAR, Adjusted Net Income and Adjusted EPS (Basic and Diluted):  a) Excludes for full year 2007 a US$8.0 million pre-tax non-recurring gain related to insurance proceeds in excess of aircraft book value and special charges of US$6.3 million for 4Q07 and US$7.3 million for full year 2007 related to the early termination of MD-80 aircraft leases as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet and b) Excludes non-cash charges/gains associated with the mark-to-market of fuel hedges.
Note:  Attached to this press release is a reconciliation of non-GAAP financial measures to the comparable US GAAP measures.

MANAGEMENT’S COMMENTS ON 4Q08 RESULTS

Copa Holdings fourth quarter results were positively impacted by strong underlying demand, a favorable pricing environment and a reduction in fuel costs. For 4Q08 the company reported record operating income of US$84.0 million, a 95.5% increase over 4Q07.  Operating margin increased 9.2 percentage points from 15.1% to 24.3%, maintaining its position as one of the most profitable airlines in the world. Excluding special items recorded in 4Q07, operating income increased 70.5% year-over-year.

Total revenues increased 21.6% during the quarter, significantly outpacing capacity expansion of 15.0%, which resulted in a 5.8% increase in revenues per ASM (RASM) from 13.8 cents to 14.6 cents.  Passenger revenues, which represented 94% of total revenues, increased 22.4% to US$325.9 million, due to a 15.0% increase in capacity and a 6.5% increase in passenger revenue per ASM (PRASM).  The latter was driven by a 6.0% increase in yield and a 0.3 percentage point increase in consolidated load factor from 73.8% to 74.1%.

In 4Q08, Copa Airlines’ yields came in at 17.4 cents, representing an increase of 7.2% compared to 4Q07 and 1.7% compared to 3Q08.  Copa Airlines yields increased mainly as a result of strong demand and revenue management initiatives that resulted in higher average fares.  Aero Republica’s yields increased 5.2% to 25.0 cents.

Consolidated operating expenses for 4Q08 increased 8.5% to US$262.0 million, while consolidated operating expenses per ASM (CASM) decreased 5.7% to 11.0 cents.  Excluding fuel costs and special items, unit costs decreased 5.4% to 7.2 cents, mostly as a result of lower average commissions.

Aircraft fuel expense increased 16.6% or US$13.0 million compared to 4Q07.  Of this increase, US$3.9 million resulted from a 4.5% increase in the Company’s effective jet fuel price which increased from an average of US$2.61 in 4Q07 to US$2.73 in 4Q08.

For 4Q08, the Company had fuel hedges in place representing 25% of its consolidated volume.  Continuing with the execution of its fuel hedge policy, for 2009 and 2010, the Company currently has hedged approximately 25% and 5% of its consolidated volume, respectively.  Hedging instruments include jet fuel swaps, crude oil swaps and zero-cost collars.

The Company recorded a non-operating expense of US$22.9 million for 4Q08 compared to a US$2.4 million non-operating expense in 4Q07.  This expense resulted mainly from the mark-to-market of fuel hedge contracts which for 4Q08 resulted in an unrealized loss of US$12.2 million, as compared to an unrealized gain of US$4.9 million in 4Q07.

Copa Holdings closed the year with a strong cash position totaling US$408.1 million in cash, short term and long term investment, which represent approximately 32% of last twelve months´ revenues.  This figure includes US$47.3 million in restricted cash, of which $39.7 million are collateral for out-of-money hedge contracts related to future quarters.  Additionally, the company has committed lines of credit totaling $31.1 million. Debt at the end of the year totaled US$916.0 million, most of which relates to aircraft and equipment financing.

In 2009, the Company now expects to receive five aircraft, three purchased Boeing 737-800s for Copa Airlines and two leased Embraer-190s for Aero Republica. Related to the purchased 737-800s, the Company has already secured final commitment from US EXIM Bank and arranged financing for one aircraft which was delivered this month.  For the remaining two purchased 737-800s, the Company has secured preliminary commitments from US EXIM Bank.

For 4Q08, Aero Republica recorded operating income of US$13.6 million, compared to operating income, excluding special items, of US$7.0 million in 4Q07.  Operating margin for 4Q08 came in at 19.7% compared to an adjusted operating margin of 10.8% in 4Q07.  For full year 2008, and despite significant incremental costs related to fuel and maintenance of the airlines remaining MD-80 fleet, Aero Republica recorded a 5.9% operating margin.

Aero Republica continues to benefit from its international expansion and fleet transition strategy aimed at replacing its MD-80 fleet with modern and fuel efficient Embraer-190 aircraft.  For 4Q08, Aero Republica’s capacity, in terms of ASMs flown in Embraer-190 aircraft as a percentage of its total capacity, increased from 35% in 4Q07 to 63% in 4Q08.

Additionally, as part of its international expansion, Aero Republica’s international capacity increased nearly 80% year-over-year, reaching 25% of total capacity during 4Q08, as compared to 14% in 4Q07.  Furthermore, according to the latest statistics from Colombia’s Civil Aeronautics Authority (Aerocivil), for 2008 Aero Republica had increased its international passenger market share to 7.3%, up from 4.4% in 2007.

Copa Holdings’ fourth quarter and full year results for 2008 highlight the Company’s ability to operate profitably and grow in a challenging environment.  In 2009, Copa Airlines’ capacity is expected to grow approximately 17%, mostly as a result of the full year effect of capacity introduced during the course of 2008. At the same time, Aero Republica’s capacity growth will remain flat to slightly up as the airline continues its transition to all Embraer-190 fleet.  This should result in a consolidated capacity growth of approximately 13%.  Copa Holdings year end 2009 consolidated fleet is expected to end at 54 aircraft.

Copa Holdings continues to deliver industry leading results, despite negative factors that have affected the industry as a whole.  This is the result of a solid and well executed business model based on developing the most comprehensive and convenient network for intra Latin America travel.  In 2009, the Company will seek to continue strengthening its long term competitive position, with the advantage of maintaining a flexible fleet plan and a strong balance sheet and liquidity position.

OUTLOOK FOR 2009

Copa Holdings’ 2009 updated guidance calls for consolidated capacity growth of approximately 13%, mainly as a result of the full year effect of capacity introduced in 2008.  Load factors are expected to come in at approximately 74%, below 2008 levels, while unit revenues (RASM) are forecasted to decline approximately 14% mainly as a result of a decrease in fuel surcharges and slower traffic growth as a result of a weakening economic environment.  Unit costs excluding fuel are expected to remain flat at 7.5 cents.  The estimated effective price of jet fuel, including the effect of current hedge contracts and into plane costs for 2009, is US$2.11 per gallon.  As a result, the Company still maintains its operating margin guidance in the range of 16.0% to 18.0% for 2009, although now it expects to come in at the high end of this range.

Financial Outlook (US GAAP)	2009 - Full Year
ASMs (billion)	+/-10.0
Average Load Factor	+/-74%
RASM (cents)	+/-12.6
CASM Ex-fuel (cents)	+/- 7.5
Operating Margin	16.0-18.0%

CONSOLIDATED FOURTH QUARTER RESULTS

Operating revenue

Consolidated revenue for 4Q08 totaled US$346.1 million, a 21.6% or US$61.5 million increase over operating revenue of US$284.6 million in 4Q07, mainly due to a 25.5% or US$56.7 million increase in Copa Airlines’ operating revenue and a 6.2% or US$4.0 million increase in Aero Republica’s operating revenue.

Copa Airlines operating revenue

Copa Airlines operating revenue for 4Q08 totaled US$278.9 million, a 25.5% increase over operating revenue of US$222.2 million in 4Q07.  This increase was primarily due to a 26.3% or US$54.4 million increase in passenger revenue.

Passenger revenue. For 4Q08 passenger revenue totaled US$261.6 million, a 26.3% increase over passenger revenue of US$207.1 million in 4Q07 as ASMs increased by 18.2% in 4Q08 as compared to 4Q07.  Passenger yield increased 7.2% to 17.4 cents, while load factor came in at 75.9% in 4Q08, a slight decrease from the 76.1% produced in 4Q07.
Cargo, mail and other. Cargo, mail and other revenue totaled US$17.3 million in 4Q08, a 15.1% increase over cargo, mail and other of US$15.0 million in 4Q07.

Aero Republica operating revenue

During 4Q08, Aero Republica generated operating revenue of US$68.9 million, representing a 6.2% increase over 4Q07.  This increase resulted mainly from a US$5.2 million or 8.8% increase in passenger revenue.  During the quarter Aero Republica’s capacity (ASMs) increased by 1.0% mainly as a result of the down-gauge from an MD-80 fleet to an Embraer-190 fleet, while traffic (RPMs) increased 3.4%, resulting in a load factor of 65.0% or 1.5 percentage points above 4Q07.  Yields increased by 5.2% primarily due to higher domestic and international fares.

Operating expenses

For 4Q08, consolidated operating expenses rose 8.5% to US$262.0 million, representing operating cost per available seat mile (CASM) of 11.0 cents.  Operating cost per available seat mile (CASM), excluding fuel costs and special items, decreased 5.4% from 7.6 cents in 4Q07 to 7.2 cents in 4Q08.  An overview of the major variances on a consolidated basis follows:

Aircraft fuel. For 4Q08, aircraft fuel totaled US$91.4 million, a US$13.0 million or 16.6% increase over aircraft fuel of US$78.4 million in 4Q07. This increase was primarily a result of a 13.1% increase in gallons consumed resulting from increased capacity and a 4.5% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.73 in 4Q08 as compared to US$2.61 in 4Q07.
Salaries and benefits. For 4Q08, salaries and benefits totaled US$37.5 million, a 16.6% increase over salaries and benefits of US$32.2 million in 4Q07. This increase was mostly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. For 4Q08, passenger servicing totaled US$26.3 million, a 14.0% increase over passenger servicing of US$23.1 million in 4Q07. This increase was primarily a result of an increase in passengers carried.
Commissions. For 4Q08, commissions totaled US$14.8 million, a 20.1% decrease over commissions of US$18.5 million in 4Q07. This increase was primarily a result of lower average commission rates in both Copa Airlines and Aero Republica.

Reservations and sales. Reservations and sales totaled US$13.2 million, a 9.5% increase over reservation and sales of US$12.0 million in 4Q07.  This increase was primarily a result of more passengers carried by Copa Airlines.
Maintenance, material and repairs. For 4Q08, maintenance, material and repairs totaled US$17.7 million, a 32.6% increase over maintenance, material and repairs of US$13.4 million in 4Q07. This increase was primarily a result of higher capacity, and more repairs and materials.
Depreciation. Depreciation totaled US$11.3 million in 4Q08, a 15.3% increase over depreciation of US$9.8 million in 4Q07. This increase was primarily related to the depreciation of new aircraft and spares.
Aircraft Rentals. Aircraft rentals totaled US$10.1 million in 4Q08, a 4.0% increase over aircraft rentals of US$9.7 million in 4Q07.
Flight operations, landing fees and other rentals. Combined, flight operations, landing fees and other rentals increased 14.8% from US$20.0 million in 4Q07 to US$23.0 million in 4Q08, primarily as a result of increased capacity.
Other. Other expenses totaled US$16.8 million in 4Q08, a decrease of US$1.5 million.
Special fleet charges.  During 4Q07 we registered a US$6.3 million charge related to the accrual of costs associated with terms negotiated for the early termination of three MD-80 aircraft as a result of Aero Republica’s ongoing transition to a more fuel efficient all EMBRAER-190 fleet.

Copa Airlines operating expenses

Copa Airlines’ operating expenses increased 15.9% to US$208.4 million from US$179.9 million in 4Q07.  Operating expenses per available seat mile decreased 2.0% to 10.5 cents in 4Q08 from 10.7 cents in 4Q07.  Excluding fuel costs, operating expenses per available seat mile decreased 4.8% from 7.2 cents in 4Q07 to 6.8 cents in 4Q08.

Aircraft fuel. For 4Q08, aircraft fuel totaled US$73.5 million, a 22.5% increase over aircraft fuel expense of US$60.0 million in the same period in 2007. This increase was primarily a result of a 17.5% increase in gallons consumed resulting from increased capacity and a 6.2% increase in the average price per gallon of jet fuel (all-in), which averaged US$2.73 in 4Q08 as compared to US$2.56 in 4Q07.
Salaries and benefits. For 4Q08, salaries and benefits totaled US$30.2 million, a 21.4% increase over salaries and benefits of US$24.9 million in the same period in 2007. This increase was mainly a result of an overall increase in operating headcount to support additional capacity.
Passenger servicing. Passenger servicing totaled US$22.3 million for 4Q08, a 17.2% increase over passenger servicing of US$19.0 million in 4Q07.  This increase was primarily the result of an increase in passengers carried.
Commissions. Commissions totaled US$11.8 million for 4Q08, a 7.8% decrease over commissions of US$12.8 million in 4Q07. This decrease was primarily a result of a lower average commission rate.
Reservations and sales. Reservations and sales totaled US$9.5 million, a 6.1% increase over reservation and sales of US$8.9 million in 4Q07.  This increase was primarily a result of more passengers carried.
Maintenance, materials and repairs. Maintenance, materials and repairs totaled US$14.9 million in 4Q08, a 35.8% increase over maintenance, materials and repairs of US$11.0 million in 4Q07. This increase resulted from higher capacity, and more repairs and materials.
Depreciation. Depreciation totaled US$10.2 million in 4Q08, a 19.5% increase over depreciation of US$8.6 million in 4Q07, primarily related to depreciation of new aircraft and spare parts.
Flight operations, aircraft rentals, landing fees and other rentals. Combined, flight operations, aircraft rentals, landing fees and other rentals increased 9.7% from US$23.2 million in 4Q07 to US$25.5 million in 4Q08, primarily as a result of increased capacity.
Other. Other expenses decreased a total of US$1.0 million from US$11.5 million in 4Q07 to US$10.5 million in 4Q08.

Aero Republica operating expenses

Aero Republica’s operating expenses decreased 13.8% to US$55.4 million in 4Q08 from US$64.2 million in 4Q07.  Operating expenses per available seat mile (CASM) decreased 16.6% to 13.7 cents in 4Q08 from 16.4 cents in 4Q07.  CASM, excluding fuel costs and special items, decreased 9.3% from 10.1 cents in 4Q07 to 9.2 cents in 4Q08, mainly due to lower average commission rates.

Non-operating income (expense)

Consolidated non-operating expenses totaled an expense of US$22.9 million in 4Q08, compared to a US$2.4 million expense in 4Q07.

Interest expense.  Interest expense totaled US$10.9 million in 4Q08, a 13.3% decrease over interest expense of US$12.6 million in 4Q07, primarily as a result of lower rates on variable rate debt.
Interest capitalized.  Interest capitalized totaled US$0.5 million in 4Q08, a 10.1% decrease over 4Q07.
Interest income. Interest income totaled US$2.9 million, a 14.8% decrease over interest income of US$3.4 million in 4Q07, mostly a result of lower rates.
Other, net.  Other net totaled a loss of US$15.4 million in 4Q08, mainly related to a US$12.2 million non-cash loss related to the mark-to-market of fuel hedge contracts, in addition to foreign exchange losses.

About Copa Holdings
Copa Holdings, through its Copa Airlines and Aero Republica operating subsidiaries, is a leading Latin American provider of international airline passenger and cargo service.  Copa Airlines currently offers approximately 144 daily scheduled flights to 45 destinations in 24 countries in North, Central and South America and the Caribbean.  In addition, Copa Airlines provides passengers with access to flights to more than 120 other international destinations through code share agreements with Continental Airlines and other airlines.  Aero Republica, the second-largest domestic carrier in Colombia, provides service to 12 cities in Colombia as well as international connectivity with Copa Airlines’ Hub of the Americas through flights from Bogota, Bucaramanga, Cali, Cartagena, Medellin and Pereira. Additionally, in May 2008, Aero Republica increased international service by launching direct daily flights to Caracas, Venezuela from the cities of Bogota and Medellin.

CONTACT: Copa Holdings S.A.

Investor Relations:
Ph: (507) 304-2677
www.copaair.com (IR section)

This release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance. They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements. The Company undertakes no obligation to update or revise any forward-looking statement. The risks and uncertainties relating to the forward-looking statements in this release are among those disclosed in Copa Holdings’ filed disclosure documents and are, therefore, subject to change without prior notice.

Copa Holdings, S.A.
Operating data

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q08	4Q07	Change	3Q08	Change	2008	2007	Change

Copa Holdings (Consolidated)
Revenue passengers carried (thousands)	1,338	1,249	7.1%	1,302	2.8%	5,026	4,729	6.3%
Revenue passengers miles (RPMs) (mm)	1,760	1,524	15.5%	1,779	-1.1%	6,717	5,861	14.6%
Available seat miles (ASMs) (mm)	2,375	2,066	15.0%	2,300	3.3%	8,845	7,918	11.7%
Load factor	74.1%	73.8%	0.3 p.p.	77.3%	-3.3 p.p.	75.9%	74.0%	1.9 p.p.
Break-even load factor	56.9%	61.0%	-4.1 p.p.	64.5%	-7.6 p.p.	63.0%	54.5%	8.5 p.p.
Yield (cents)	18.5	17.5	6.0%	18.6	-0.3%	18.1	16.5	9.8%
RASM (cents)	14.6	13.8	5.8%	15.2	-4.0%	14.6	13.0	12.3%
CASM (cents)	11.0	11.7	-5.7%	12.7	-13.1%	12.0	10.5	14.9%
Adj.CASM - excl. special charges and fuel (cents)	7.2	7.6	-5.4%	7.3	-1.2%	7.5	7.1	4.6%
Fuel gallons consumed (mm)	33.4	29.5	13.1%	32.4	2.9%	125.1	112.5	11.2%
Average price of Fuel - Net of Hedges (US$)	2.73	2.61	4.5%	3.81	-28.4%	3.21	2.32	38.0%

Copa Segment
Revenue passengers miles (RPMs) (mm)	1,503	1,276	17.8%	1,536	-2.1%	5,789	4,935	17.3%
Available seat miles (ASMs) (mm)	1,981	1,676	18.2%	1,914	3.5%	7,342	6,298	16.6%
Load factor	75.9%	76.1%	-0.3 p.p.	80.3%	77.3 p.p.	78.8%	78.4%	0.5 p.p.
Break-even load factor	55.7%	62.0%	-6.3 p.p.	65.1%	-9.4 p.p.	62.2%	59.9%	2.3 p.p.
Yield (US$ cents)	17.4	16.2	7.2%	17.1	1.7%	16.8	15.3	9.7%
RASM (cents)	14.1	13.3	6.2%	14.6	-3.5%	14.1	12.8	10.2%
CASM (cents)	10.5	10.7	-2.0%	11.9	-11.7%	11.3	10.1	12.0%
Adj.CASM - excl. special charges and fuel (cents)	6.8	7.2	-4.8%	6.8	0.0%	6.9	7.2	-3.0%
Fuel gallons consumed (mm)	26.9	22.9	17.5%	26.2	3.0%	100.3	85.5	17.3%
Average price of Fuel - Net of Hedges (US$)	2.72	2.56	6.2%	3.69	-26.4%	3.14	2.29	37.0%

Aero Republica Segment
Revenue passengers miles (RPMs) (mm)	257	248	3.4%	243	5.7%	928	926	0.2%
Available seat miles (ASMs) (mm)	395	391	1.0%	386	2.2%	1,503	1,620	-7.3%
Load factor	65.0%	63.5%	1.5 p.p.	62.9%	77.3 p.p.	61.7%	57.2%	4.6 p.p.
Break-even load factor	58.8%	62.5%	-3.7 p.p.	58.3%	77.3 p.p.	61.4%	54.1%	7.3 p.p.
Yield (cents)	25.0	23.8	5.2%	27.8	-10.0%	26.3	22.7	15.7%
RASM (cents)	17.5	16.6	5.2%	19.1	-8.6%	17.6	13.9	26.4%
CASM (cents)	14.0	16.4	-14.6%	17.6	-20.4%	16.6	12.4	34.0%
Adj.CASM - excl. special charges and fuel (cents)	9.5	10.1	-6.1%	10.6	-10.6%	10.8	8.4	29.5%
Fuel gallons consumed (mm)	6.4	6.6	-2.3%	6.3	2.7%	24.8	27.0	-8.3%
Average price of Fuel - Net of Hedges (US$)	2.78	2.79	-0.5%	4.32	-35.6%	3.49	2.43	43.4%

Copa Holdings, S.A.
Income Statement - USGAAP
(US$ Thousands)

	Unaudited	Unaudited	%	Unaudited	%	Unaudited	Audited	%
	4Q08	4Q07	Change	3Q08	Change	2008	2007	Change
Operating Revenues
Passenger Revenue	325,869	266,228	22.4%	330,319	-1.3%	1,217,331	967,066	25.9%
Cargo, mail and other	20,210	18,359	10.1%	18,596	8.7%	71,478	60,198	18.7%
Total Operating Revenue	346,079	284,587	21.6%	348,915	-0.8%	1,288,809	1,027,264	25.5%

Operating Expenses
Aircraft fuel	91,408	78,400	16.6%	124,678	-26.7%	404,669	265,387	52.5%
Salaries and benefits	37,484	32,152	16.6%	35,247	6.3%	139,431	116,691	19.5%
Passenger servicing	26,280	23,052	14.0%	25,885	1.5%	98,775	82,948	19.1%
Commissions	14,779	18,488	-20.1%	17,600	-16.0%	67,158	65,930	1.9%
Reservations and sales	13,187	12,039	9.5%	14,048	-6.1%	54,996	48,229	14.0%
Maintenance, material and repairs	17,737	13,376	32.6%	15,198	16.7%	66,438	51,249	29.6%
Depreciation	11,326	9,821	15.3%	11,132	1.7%	42,891	35,328	21.4%
Flight operations	14,680	12,394	18.4%	14,751	-0.5%	56,425	43,958	28.4%
Aircraft rentals	10,078	9,692	4.0%	10,245	-1.6%	43,008	38,636	11.3%
Landing fees and other rentals	8,305	7,629	8.9%	8,597	-3.4%	32,467	27,017	20.2%
Other	16,768	18,253	-8.1%	14,461	16.0%	58,522	47,074	24.3%
Special fleet charges	0	6,300	-100.0%	0		0	7,309	-100.0%
Total Operating Expense	262,032	241,596	8.5%	291,842	-10.2%	1,064,780	829,755	28.3%

Operating Income	84,047	42,991	95.5%	57,073	47.3%	224,028	197,509	13.4%

Non-operating Income (Expense):
Interest expense	(10,891)	(12,567)	-13.3%	(10,385)	4.9%	(42,071)	(44,332)	-5.1%
Interest capitalized	525	584	-10.1%	391	34.3%	1,921	2,570	-25.3%
Interest income	2,863	3,361	-14.8%	2,903	-1.4%	11,130	12,193	-8.7%
Other, net	(15,373)	6,215	-347.4%	(17,894)	-14.1%	(24,208)	10,987	-320.3%
Total Non-Operating Income/(Expense)	(22,876)	(2,407)	850.4%	(24,985)	-8.4%	(53,228)	(18,582)	186.4%

Income before Income Taxes	61,171	40,584	50.7%	32,088	90.6%	170,800	178,926	-4.5%

Provision for Income Taxes	9,253	5,058	82.9%	1,745	430.3%	18,609	17,106	8.8%

Net Income	51,918	35,526	46.1%	30,343	71.1%	152,191	161,820	-6.0%

Basic EPS	1.20	0.83	45.3%	0.70	71.1%	3.53	3.77	-6.5%
Basic Shares	43,194,566	42,937,844	0.6%	43,194,566	0.0%	43,142,515	42,907,967	0.5%

Diluted EPS	1.20	0.82	46.1%	0.70	71.4%	3.50	3.72	-5.9%
Diluted Shares	43,425,896	43,401,305	0.1%	43,490,728	-0.1%	43,439,879	43,463,759	-0.1%

Copa Holdings, S.A.
Balance Sheet - USGAAP
(US$ Thousands)

	December 31,	September 30,	December 31,
	2008	2008	2007
	(Unaudited)	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$224,023	$200,272	$285,858
Short-term investments	168,556	152,942	22,500
Total cash, cash equivalents and short-term investments	392,579	353,214	308,358

Accounts receivable, net of allowance for doubtful accounts	70,520	103,362	73,389
Accounts receivable from related parties	4,591	1,710	780
Expendable parts and supplies, net of allowance for obsolescence	18,405	17,167	14,088
Prepaid expenses	26,694	26,689	25,574
Other current assets	5,337	8,954	13,547
Total Current Assets	518,126	511,096	435,736

Long-term investments	15,477	23,055	17,038

Property and Equipment:
Owned property and equipment:
Flight equipment	1,372,352	1,309,928	1,188,641
Other equipment	55,291	53,406	50,909
	1,427,643	1,363,334	1,239,550
Less: Accumulated depreciation	(174,835)	(164,820)	(137,367)
	1,252,808	1,198,514	1,102,183
Purchase deposits for flight equipment	84,861	68,738	64,079
Total Property and Equipment	1,337,669	1,267,252	1,166,262

Other Assets:
Net pension asset	1,486	1,463	1,034
Goodwill	21,732	22,421	24,201
Intangible asset	31,865	32,876	35,484
Other assets	27,866	30,811	27,496
Total Other Assets	82,949	87,571	88,215
Total Assets	$1,954,221	$1,888,974	$1,707,251

LIABILITIES AND SHAREHOLDER'S EQUITY
Current Liabilities:
Current maturities of long-term debt	$115,833	$119,150	$110,658
Accounts payable	54,120	56,030	57,468
Accounts payable to related parties	11,510	8,453	10,824
Air traffic liability	183,174	214,641	153,422
Taxes and interest payable	38,475	39,437	36,644
Accrued expenses payable	40,481	44,966	52,233
Other current liabilities	59,597	15,453	3,740
Total Current Liabilities	503,190	498,130	424,989

Non-Current Liabilities:
Long-term debt	800,196	762,977	732,209
Post employment benefits liability	2,072	1,846	1,894
Other long-term liabilities	8,694	9,625	9,775
Deferred tax liabilities	8,747	6,280	6,747
Total Non-Current Liabilities	819,709	780,728	750,625

Total Liabilities	1,322,899	1,278,858	1,175,614

Shareholders' Equity:
Class A - 31,031,129 shares issued and 30,416,141 shares outstanding	20,761	20,761	20,586
Class B - 12,778,125 shares issued and outstanding	8,722	8,722	8,722
Additional paid in capital	13,481	12,299	8,064
Retained earnings	627,535	575,666	491,599
Accumulated other comprehensive income (loss)	(39,177)	(7,332)	2,666
Total Shareholders' Equity	631,322	610,116	531,637
Total Liabilities and Shareholders' Equity	$1,954,221	$1,888,974	$1,707,251

Copa Holdings, S.A.

NON-GAAP FINANCIAL MEASURE RECONCILIATION

This press release includes the following non GAAP financial measures: Adjusted CASM, Adjusted CASM Excluding Fuel, Adjusted EBITDAR, Adjusted Operating Income, Adjusted Net Income and Adjusted EPS.   This supplemental information is presented because we believe they are useful indicators of our operating performance and are useful in comparing our performance with other companies in the airline industry. These measures should not be considered in isolation, and should be considered together with comparable US GAAP measures, in particular operating income and net income. The following is a reconciliation of these non-GAAP financial measures to the comparable US GAAP measures:

Reconciliation of EBITDAR
Excluding Special Items	4Q08	4Q07	3Q08	2008	2007

Net income as Reported	$51,918	$35,526	$30,343	$152,191	$161,820

Interest Expense	(10,891)	(12,567)	(10,385)	(42,071)	(44,332)
Capitalized Interest	525	584	391	1,921	2,570
Interest Income	2,863	3,361	2,903	11,130	12,193
Income Taxes	(9,253)	(5,058)	(1,745)	(18,609)	(17,106)
EBIT	68,674	49,206	39,179	199,820	208,495

Depreciation and Amortization	11,326	9,821	11,132	42,891	35,328
EBITDA	80,000	59,027	50,311	242,711	243,823

Aircraft Rent	10,078	9,692	10,245	43,008	38,636
Other Rentals	3,873	3,461	3,341	15,293	11,536
EBITDAR	$93,951	$72,180	$63,897	$301,013	$293,995

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	12,160	(4,932)	15,479	20,175	(9,095)
Special Items (2)		6,300	-	-	(710)
Adjusted EBITDAR	$106,112	$73,547	$79,376	$321,188	$284,191

Reconciliation of Operating Income
Excluding Special Items	4Q08	4Q07	3Q08	2008	2007

Operating Income as Reported	$84,047	$42,991	$57,073	$224,028	$197,509

Special Items (adjustments):
Special Items, net (2)	-	6,300	-	-	(710)
Adjusted Operating Income	$84,047	$49,291	$57,073	$224,028	$196,799

Reconciliation of Net Income
Excluding Special Items	4Q08	4Q07	3Q08	2008	2007

Net income as Reported	$51,918	$35,526	$30,343	$152,191	$161,820

Special Items (adjustments):
Unrealized (gain) loss on fuel hedging instruments (1)	12,160	(4,932)	15,479	20,175	(9,095)
Special Items, net (2)		6,300	-	-	(710)
Adjusted Net Income	$64,078	$36,893	$45,822	$172,366	$152,016

Shares used for Computation (in thousands)
Basic	43,195	42,985	43,195	43,143	42,908
Diluted	43,426	43,433	43,491	43,440	43,464

Adjusted earnings per share
Basic	1.48	0.86	1.06	4.00	3.54
Diluted	1.48	0.85	1.05	3.97	3.50

Reconciliation Operating Costs per ASM
Excluding Fuel and Special Items	4Q08	4Q07	3Q08	2008	2007

Operating Costs per ASM as Reported	11.0	11.7	12.7	12.0	10.5
Aircraft fuel per ASM	3.8	3.8	5.4	4.6	3.4
Operating Costs per ASM excluding fuel	7.2	7.9	7.3	7.5	7.1
Special Items (adjustments):
Special Items per ASM, net (2)	-	(0.3)	-	-	0.0
Operating expenses excluding fuel and special items	7.2	7.6	7.3	7.5	7.1

FOOTNOTES:
(1)
Include unrealized (gains) losses resulting from the mark-to-market accounting for changes in the fair value of fuel hedging instruments.  For 4Q08, 3Q08 and full year 2008 the Company recorded unrealized fuel hedge losses of US$12.2 million, US$15.5 million and US$20.2 million, respectively. For 4Q07 and full year 2007 the Company recorded unrealized fuel hedge gains of US$4.9 million and US$9.1 million, respectively.

(2)
Special items include for the 4Q07 period a US$6.3 million special charge related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet. Special items include for full year 2007 include a US$8.0 million non-recurring gain related to insurance proceeds in excess of aircraft book value and a US$7.3 million special charge related to the early termination of MD-80 aircraft leases, as a result of Aero Republica’s ongoing transition to an all EMBRAER-190 fleet.